

September 26, 2024

Todd Macomber
Chief Financial Officer
Radiant Logistics, Inc.
Triton Towers Two
700 S. Renton Village Place
Seventh Floor
Renton, WA 98057

> **Re: Radiant Logistics, Inc.**
> **Form 8-K**
> **Filed March 20, 2024**
> **File No. 001-35392**

Dear Todd Macomber:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Pat Pazderka